SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                          FORM 8-A/A
       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934
                        AMENDMENT NO. 1
                The Empire District Electric Company
    (Exact name of registrant as specified in its charter)

           Kansas                            44-0236370
 (State of incorporation or               (I.R.S. Employer
       organization)                    Identification No.)

     602 Joplin Street
      Joplin, Missouri                         64801
   (Address of principal                     (Zip Code)
     executive offices)


Securities to be registered pursuant to Section 12(b) of the
Act:
    Title of each class               Name of each exchange on
    to be so registered                        which
                                        each class is to be
                                             registered
 Preference Stock Purchase            New York Stock Exchange
           Rights
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box.
     Securities Act registration statement file number to which this form relates:

     (if applicable)
     Securities to be registered pursuant to Section 12(g) of the Act:
                             None
                       (Title of Class)

Item 1.   Description of Securities to be Registered

          On October 24, 1991, the Board of Directors of The Empire District Electric Company (the "Company") adopted and approved the execution of Amendment No. 1 ("Rights Amendment No. 1"), dated as of October 24, 1991, to the Rights Agreement, dated as of July 26, 1990, between the Company and ChaseMellon Shareholder Services, successor to Manufacturers Hanover Trust Company, as Rights Agent (the "Rights Agreement" and the rights issuable thereunder, the "Rights"). Rights Amendment No. 1 was executed to amend the definition of "Substantial Block" in
Section 1(q) of the Rights Agreement.

          On May 10, 1999, the Board of Directors of the Company adopted and approved the execution of Amendment No. 2 ("Rights Amendment No. 2"), dated as of May 10, 1999, to the Rights Agreement. Rights Amendment No. 2 was executed in connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 10, 1999, between the Company and UtiliCorp United Inc., a Delaware corporation ("UCU"), which provides for a merger of the Company with and into UCU with UCU as the surviving corporation.
Rights Amendment No. 2 provides that notwithstanding anything in the Rights Agreement to the contrary, neither UCU nor any of its "Affiliates" or "Associates" shall be considered an "Acquiring Person" and no "Shares Acquisition Date" or "Distribution Date" (each as defined in the Rights Agreement) has occurred or will occur, in any such case, as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereunder.
A summary of the Rights as amended follows:

Summary of Rights

          On July 26, 1990 the Board of Directors of The Empire District Electric Company declared a dividend distribution of one Right for each outstanding share of Common Stock, $1 par value (the "Common Stock"), of the Company. The distribution was payable on August 20, 1990 (the "Record Date") to the stockholders of record on the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preference Stock (the "Preference Stock"), at a price of $75.00 per one one-hundredth share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent.

          Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date" (which date shall not be deemed to have occurred solely by reason of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby)) of public announcement that a person or group of affiliated or associated persons (an "Acquiring Person" (which term shall not include UCU or any of its respective "Affiliates" and "Associates" which may otherwise become Acquiring Persons solely by reason of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby)) acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of the Common Stock (a "Substantial Block") or (ii) ten calendar days following the commencement or announcement of an intention to make a tender offer or exchange offer if, upon consummation thereof, such person would be an Acquiring Person (the earlier of such dates being called the "Distribution Date" (which date shall not be deemed to have occurred solely by reason of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby)), the Rights will be evidenced with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. A person shall not be deemed the beneficial owner of a Substantial Block if such person, together with all affiliates and associates of such person, (a) beneficially own less than 20% of the outstanding shares of Common Stock, (b) acquired all of such shares without the intention of effecting control of the Company, and (c) dispose of enough shares within ten calendar days of having acquired a Substantial Block such that they would no longer beneficially own 10% or more of the outstanding shares of Common Stock. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution
Date. The Rights will expire at the close of business on July 25, 2000 unless earlier redeemed or exchanged by the Company as described below.

          In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) a Person becomes the beneficial owner of more than 10% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Independent Directors (as hereafter defined) determine to be fair to and otherwise in the best interests of the Company and its shareholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the immediately preceding paragraph or a merger which follows an offer described in the immediately preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Exercise Price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

          The Purchase Price payable, and the number of shares of Preference Stock (or Common Stock, cash, property or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preference Stock, (ii) upon the grant to holders of the Preference Stock of certain rights or warrants to subscribe for shares of the Preference Stock or convertible securities at less than the current market price of the Preference Stock or (iii) upon the distribution to holders of the Preference Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in the Preference Stock) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued (other than fractional shares which are integral multiples of one one-hundredth of a share of Preference Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preference Stock on the last trading date prior to the date of exercise.

          At any time after there is an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preference Stock having the same market value) per Right (subject to adjustment).

          At any time prior to 5:00 P.M. New York City time on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require that there be Independent Directors in office and that a majority of the Independent Directors concur in such decision. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights with, if required, the concurrence of the Independent Directors, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The Preference Stock will rank junior to all series of the Company's cumulative preferred stock with respect to payment of dividends and as to distribution of assets in liquidation. Each share of Preference Stock will have a quarterly dividend rate per share equal to the greater of $1.00 or 100 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Preference Stock will not be redeemable. In the event of liquidation, the holders of the Preference Stock will be entitled to receive a preferred liquidation payment per share of $7,500 (plus accrued and unpaid dividends) or, if greater, an amount equal to 100 times the payment to be made per share of Common Stock, subject to certain adjustments. Generally, each share of Preference Stock will vote together with the Common Stock and any series of cumulative preferred or preference stock entitled to vote in such manner and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preference Stock will be entitled to receive 100 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Preference Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preference Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preference Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

          Other than those provisions relating to the principal economic terms of the Rights and the time period within which to redeem the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Independent Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, with certain limitations, to shorten or lengthen any time period under the Rights Agreement.

          The term "Independent Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

          Each outstanding share of Common Stock on August 20, 1990 and each share of Common Stock subsequently issued prior to January 29, 1992 has received one Right. On and after January 29, 1992, the date the Company effected a 2 for 1 stock split with respect to its Common Stock, each share of Common Stock subsequently issued has received one-half of one Right. So long as the Rights are attached to the Common Stock, the Company will issue one-half of one Right with each new share of Common Stock so that all such shares will have attached Rights. 500,000 shares of Preference Stock have been reserved for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person who attempts to acquire the Company without conditioning his offer on a substantial number of Rights being acquired. The Rights will not affect a transaction approved by the Company prior to the existence of an Acquiring Person, because the Rights can be redeemed before the consummation of such transaction.

          A copy of the Rights Agreement, and the amendments thereto, are filed herewith. The foregoing description of the Rights does not purport to be complete and is qualified in its entirely by reference to such Exhibits, which are hereby incorporated by reference.

Item 2.   Exhibits

      1  Rights Agreement, dated as of July 26, 1990, between
          The Empire District Electric Company and ChaseMellon Shareholder Services, successor to Manufacturers Hanover Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4(a) to the Company's Form 8-K, dated July 26, 1990, File No. 1-3368).

      2 Amendment No. 1, dated as of October 24, 1991, to the Rights Agreement between The Empire District Electric Company and ChaseMellon Shareholder Services, successor to Manufacturers Hanover Trust Company (Incorporated by reference to Exhibit 4 to the Company's Form 10-Q for the quarter ended September 30, 1991, File No. 1-3368).

      3  Amendment No. 2, dated as of May 10, 1999, to the
          Rights Agreement between The Empire District
          Electric Company and ChaseMellon Shareholder
          Services, successor to Manufacturers Hanover Trust
          Company.

                           SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duty caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         THE EMPIRE DISTRICT ELECTRIC COMPANY




                         By:   /s/ Robert B. Fancher
                            Name:  Robert B. Fancher
                            Title:  Vice President-Finance




Dated:  June 17, 1999

                         EXHIBIT INDEX

Number     Description

1           Rights Agreement, dated as of July
            26, 1990, between The Empire District
            Electric Company and ChaseMellon
            Shareholder Services, successor to
            Manufacturers Hanover Trust Company,
            as Rights Agent (Incorporated by
            reference to Exhibit 4(a) to the
            Company's Form 8-K, dated July 26,
            1990, File No. 1-3368).

2          Amendment No. 1, dated as of October
           24, 1991, to the Rights Agreement
           between The Empire District Electric
           Company and ChaseMellon Shareholder
           Services, successor to Manufacturers
           Hanover Trust Company (Incorporated
           by reference to Exhibit 4 to the
           Company's Form 10-Q for the quarter
           ended September 30, 1991, File No. 1-
           3368).

3          Amendment No. 2, dated as of May 10,
           1999, to  the Rights Agreement
           between The Empire District Electric
           Company and ChaseMellon Shareholder
           Services, successor to Manufacturers
           Hanover Trust Company.

                                                    EXHIBIT (3)

              AMENDMENT NO. 2 TO RIGHTS AGREEMENT

          AMENDMENT NO. 2 TO RIGHTS AGREEMENT, dated as of May 10, 1999, between The Empire District Electric Company, a Kansas corporation (the "Company"), and ChaseMellon Shareholder Services, successor to Manufacturers Hanover Trust Company (the "Rights Agent"), amending the Rights Agreement, dated as of July 26, 1990, between the Company and the Rights Agent pursuant to Section 27 thereof.

                     W I T N E S S E T H:

          WHEREAS, the Company intends to enter into an Agreement and Plan of Merger, between UtiliCorp United Inc., a Delaware corporation ("UCU"), and the Company, dated as of May 10, 1999 (the "Merger Agreement"), pursuant to which the Company will merge with and into UCU with UCU as the surviving corporation; and

          WHEREAS, the Company and the Rights Agent desire to amend the Rights Agreement in accordance with Section 27 of the Rights Agreement.

          NOW, THEREFORE, in consideration of the premises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:


                           ARTICLE I

          1. The Rights Agreement is amended by adding the following WHEREAS clause immediately before the paragraph beginning "NOW, THEREFORE":

          WHEREAS, the Board of Directors of the Company has authorized the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), between UtiliCorp United Inc., a Delaware corporation ("UCU"), and the Company, dated as of May 10, 1999, pursuant to which the Company will merge with and into UCU with UCU as the surviving corporation;

          2. The Rights Agreement is amended by adding the following new Section to the end of such Agreement:

          "Section 35. UCU Merger. Notwithstanding any provision herein to the contrary, neither UCU nor any of its Affiliates or Associates shall be considered an Acquiring Person under this Agreement and no Shares Acquisition Date or Distribution Date has occurred or will occur, in any such case as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereunder."


                          ARTICLE II

          1. Exhibit B to the Rights Agreement is amended as follows:

          (a) by adding after "July 26, 1990" in the fifth line of the first paragraph on page B-1 the phrase:

          ", as amended by Amendment No. 1 dated as of October
     24, 1991 and as amended by Amendment No. 2 dated as of May
     10, 1999"

          (b) by adding the following paragraph after the end of the paragraph continued onto page B-2 from page B-1:

          "Notwithstanding anything herein to the contrary, neither UCU (as defined below) nor any of its Affiliates or Associates is an "Acquiring Person" and no "Shares Acquisition Date" or "Distribution Date" has occurred or shall occur as a result of the approval, execution or delivery of the Agreement and Plan of Merger, between UtiliCorp United Inc., a Delaware corporation ("UCU"), and the Company, dated as of May 10, 1999, or the consummation of the transactions contemplated thereunder."

          2. Exhibit C to the Rights Agreement is amended as follows:

          (a) by deleting the last sentence of the first paragraph on page C-1 and substituting the following:

          "The description and terms of the Rights are set forth in a Rights Agreement, as amended (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, successor to Manufacturers Hanover Trust Company, as Rights Agent (the "Rights Agent") as amended by Amendment No. 1, dated as of October 24, 1991 and as amended by Amendment No. 2, dated as of May 10, 1999."

          (b) by adding the following paragraph after the first paragraph on page C-5:

          "Notwithstanding anything herein to the contrary, neither UCU (as defined below) nor any of its Affiliates or Associates (each as defined in the Rights Agreement) is an "Acquiring Person" and no "Shares Acquisition Date" or "Distribution Date" has occurred or shall occur as a result of the approval, execution or delivery of the Agreement and Plan of Merger, between Acquiror, a Delaware corporation ("UCU"), and the Company, dated as of May 10, 1999, or the consummation of the transactions contemplated thereunder."

          (c) by deleting the last paragraph on page C-5 and substituting the following:

          "A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to a Registration Statement on Form 8-A dated July 30, 1990. A copy of Amendment No. 1 has been filed with the Commission as Exhibit 4 to the Company's Form 10-Q for the quarter ended September 30, 1991 and a copy of Amendment No. 2 has been filed with the Commission as an Exhibit to Form 8-A/A, which amends the earlier Form 8-A. Copies of the Rights Agreement and Amendment No. 1 and Amendment No. 2 thereto are available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is hereby incorporated by reference."


                          ARTICLE III

          1.   The term "Agreement" as used in the Rights
Agreement shall be deemed to refer to the Rights Agreement as amended by this Amendment No. 2.

          2. The foregoing amendments contained in Articles I, II and III shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

          3. This Amendment No. 2 may be executed in two or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duty executed, all as of the day and year first above written.



                         THE EMPIRE DISTRICT ELECTRIC COMPANY


                         By:/s/ Myron W. McKinney
                            Name:  Myron W. McKinney
                            Title: President & Chief Executive Officer



CHASEMELLON SHAREHOLDER SERVICES,
successor to Manufacturers Hanover Trust Company, as Rights Agent




By:/s/ Michael A. Nespoli
   Name:  Michael A. Nespoli
   Title: Vice President